2:44

Sam Suzuki

Hey man. How are you? Happy new year. Hope your 2026 is off to a great start. How's life and EPA?

I don't know if I mentioned to you during the pool party but Houri and I co-founded a tech startup called ISD Pal last year. We are now fundraising to take it into the next phase. Her uncle kicked us off with $25k, and then other friends and family members have put us at $42k 😀 Our goal is to raise $50K by the end of the week through our family and friends before we can take the fundraising campaign public.

https://wefunder.com/isd-pal.ai

I know you like to invest in different sectors so I hope that after taking a look at the campaign you would consider investing in ISD Pal


Having your support at this stage
would me
much to us
RCS message

2:43

Gerardo Castillo

Hola Gerardo. Que tal hermanito? Que tal tu comienzo de año? Espero que todo bien. Me parece que estuviste por Lima por fiestas?

Si es así, que bacán

Es lo máximo pasar por allá

No sé si te conté en algún momento pero con Houri fundamos el año pasado una tech startup llamada ISD Pal. Bueno, ahora estamos empezando una campaña de fundraising para poder llevarla a su siguiente etapa. El tío de Houri empezó la campaña con $25k y luego otros familiares y amigos han venido invirtiendo también y hemos llegado a $42k. Tenemos la meta de llegar a $75k para fin de mes cosa que luego podemos abrir la campaña al público en general.


https://wefunder.com/isd-pal.ai
Denle una
a y ojalá que te
animes a invertir. Tu apoyo
RCS message

2:42



Olivia Brazee

Hola Olí. How are you? Thank you for the beautiful card you always send. We love receiving it. Again this year we didn't get to send ours 😞

It was a crazy year

I wanted to share some exciting news with you and the reason why we didn't get to send cards this year either 😃

Last year after I left the government, Houri and I co-founded a tech startup, called ISD Pal. We got the platform to beta and we are now fundraising to take it to the next phase. Houri's uncle kicked us off with $25k, and then other friends and family members have put us at $47k 😀 Our goal is to raise $50K by the end of the month through our family and friends before we can take the


fundraising campaign public.
WEFUNDER
isdpal
RCS message

2:32

trillion-dollar future of work crisis

wefunder.com

EP

Erin ›

Hey Erin Hope you guys are enjoying the beautiful snow. ❄️

I wanted to follow up one last time because we are $3K away from our $50K goal 🎉 This tool will revolutionize how corporate learning is done and I know you see the potential! It's a great investment opportunity and it's at a huge discount of $7.2M valuation instead of


$10M for our early investors. Here's the link again:
iMessage

Can't wait to celebrate in a couple of w... with ... guys 🥰

2:31

Kim ›

Wed, Ja... 0:43 PM

Hey Kim - I wanted to follow up and see if you guys have any questions. We'd be so grateful for your support. We've hit $43K and so close to our $50K goal 😃


WEFUNDER | SEED ROUND
isd pal
The missing link to the future of work.
isdpal

Invest in ISD Pal Inc: Solving the multi


trillion-dollar future of
work crisis
wefunder.com
Friday 11:56 AM
iMessage
Hi Houri

2:31

So we can actu... each other 😉

SO

Sat, ... 50 AM

Sayeh ›

Hey neighbor! How have you guys been?

I wanted to drop you a note and ask for your support as we raise capital for our new startup 😃 We've raised $42K so far and need to reach $50K to take our campaign public. You can invest anywhere between $100 and $2500. We would be grateful for any amount. Here's the link to the


campaign. Let me know if you have any questions
Text Message • SMS